As filed with the Securities and Exchange Commission on October 18, 2013

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

AVIANCA HOLDINGS S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

REPUBLIC OF PANAMA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Preferred Shares of Avianca Holdings S.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$644.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

	Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
	1. Name and address of depositary	Introductory Article
	2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
	(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
	(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
	(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15 and 18
	(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
	(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
	(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
	(vii) Amendment, extension or termination of the deposit agreement	Article number 20 and 21
	(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
	(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
	(x) Limitation upon the liability of the depositary	Articles number 8, 9, 14, 18 and 21
	3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
	Public reports furnished by issuer	Article number 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of ____________, 2013, among Avianca Holdings S.A., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 18, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares for preferred shares of Avianca Holdings S.A.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Avianca Holdings S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Bogotá, Colombia on October 18, 2013.

AVIANCA HOLDINGS S.A.

By: /s/ Fabio Villegas Ramírez

Name: Fabio Villegas Ramírez

Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Fabio Villegas Ramírez and Gerardo Grajales López, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on October 18, 2013 in the capacities indicated:

Name	Title

/s/ Fabio Villegas Ramírez
Fabio Villegas Ramírez	Chief Executive Officer
(Principal Executive Officer)

/s/ Gerardo Grajales López
Gerardo Grajales López	Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Milton Solano Barahona
Milton Solano Barahona	Accounting Shared Services Vice President
(Principal Accounting Officer)

/s/ Germán Efromovich
Germán Efromovich	Chairman of the Board of Directors

/s/ Roberto Kriete
Roberto Kriete	Director

/s/ José Efromovich
José Efromovich	Director

/s/ Alexander Bialer
Alexander Bialer	Director

/s/ Marco Baldocchi Kriete
Marco Baldocchi Kriete	Director

/s/ Isaac Yanovich
Isaac Yanovich	Director

/s/ Alvaro Jaramillo
Alvaro Jaramillo	Director

/s/ Juan Guillermo Serna
Juan Guillermo Serna	Director

/s/ Ramiro Valencia
Ramiro Valencia	Director

/s/ Monica Aparicio Smith
Monica Aparicio Smith	Director

/s/ Oscar Darío Morales
Oscar Darío Morales	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Avianca Holdings S.A., has signed this registration statement or amendment thereto in New York, New York, on October 18, 2013.

Avianca Inc.

By:	/s/ Gerardo Grajales López
Gerardo Grajales López
Authorized Signatory

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of __________, 2013, among Avianca Holdings S.A., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.